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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response . . . .14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Il Fornaio (America) Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

451926109

(CUSIP Number)

Eric M. Sippel, Esq.
Eastbourne Capital Management, L.L.C.
1101 - Fifth Avenue, Suite 1600
San Rafael, CA 94901-2916
(415) 448-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2000

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Eastbourne Capital Management, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 1,463,100
9. Sole Dispositive Power
10. Shared Dispositive Power 1,463,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,463,100

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 25.2%

14. Type of Reporting Person (See Instructions)

IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Richard Jon Barry

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 1,463,100
9. Sole Dispositive Power
10. Shared Dispositive Power 1,463,100

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,463,100

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 25.2%

14. Type of Reporting Person (See Instructions)

IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Black Bear Fund I, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 609,548
9. Sole Dispositive Power
10. Shared Dispositive Power 609,548

11. Aggregate Amount Beneficially Owned by Each Reporting Person 609,548

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 10.5%

14. Type of Reporting Person (See Instructions)

PN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Black Bear Offshore Fund Limited

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) x
(b)

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 616,800
9. Sole Dispositive Power
10. Shared Dispositive Power 616,800

11. Aggregate Amount Beneficially Owned by Each Reporting Person 616,800

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 10.6%

14. Type of Reporting Person (See Instructions)

CO

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Il Fornaio (America) Corporation (the "Issuer"). The principal executive office of the Issuer is located at 770 Tamalpais Drive, Suite 400, Corte Madera, CA 94925.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Eastbourne Capital Management, L.L.C. ("Eastbourne"); Richard Jon Barry ("Barry"), Black Bear Fund I, L.P., a California limited partnerships ("Black Bear I"); and Black Bear Offshore Fund Limited, a Cayman Islands Exempted Company ("Black Bear Offshore") (collectively, the "Filers").

(b) The business address of the Filers is

1101 Fifth Avenue, Suite 160, San Rafael, CA 94901-2916

(c) Richard Jon Barry is Managing Member of Eastbourne.

(d) Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
Investment Adviser

(e) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(g) Richard Jon Barry is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Black Bear I	WC	$101,912
Black Bear Offshore	WC	$136,517
Eastbourne	AF(1)	$543,983

(1) Represents funds under management by Eastbourne Capital Management, L.L.C.

Item 4. Purpose of Transaction

Investment Purposes

The sole purpose of the acquisitions of the Stock reported herein was and is for investment.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since 60 days before date on cover page:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
Black Bear Fund I	P	03-31-00	5,700	7.81
	P	03-31-00	100	7.43
	P	07-07-00	100	7.45
	P	07-07-00	3,600	7.44
	P	12-19-00	2,300	12.65

Black Bear Offshore	P	03-31-00	7,500	7.81
	P	07-07-00	100	7.45
	P	07-07-00	5,100	7.44
	P	12-19-00	3,100	12.65

Eastbourne	P	03-31-00	1,800	7.81
	P	07-07-00	1,300	7.44
	P	11-16-00	40,000	12.75
	P	12-19-00	800	12.65

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Eastbourne is the general partner of Black Bear I pursuant to an Agreement of Limited Partnership providing to Eastbourne the authority, among other things, to invest the funds of Black Bear I in the Stock, to vote and dispose of Stock and to file this statement on behalf of Black Bear I. Pursuant to such Agreement of Limited Partnership, Eastbourne is entitled to fees based on assets under management and special profit allocations based on realized and unrealized gains and losses, if certain conditions are met. Eastbourne also acts as an investment adviser to Black Bear Offshore, and pursuant to an investment management agreement with Black Bear Offshore, is entitled to fees based on assets under management and special profit allocations based on realized and unrealized gains and losses, if certain conditions are met. Barry is the Managing Member of Eastbourne.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2001

EASTBOURNE CAPITAL MANAGEMENT, L.L.C. By: \s\ Eric M. Sippel Eric M. Sippel Chief Operating Officer	BLACK BEAR OFFSHORE FUND LIMITED By: Eastbourne Capital Management, L.L.C. Attorney-in-Fact By: \s\ Eric M. Sippel Eric M. Sippel Chief Operating Officer
BLACK BEAR FUND I, L.P. By: Eastbourne Capital Management, L.L.C. General Partner By: \s\ Eric M. Sippel Eric M. Sippel Chief Operating Officer	\s\ Richard Jon Barry Richard Jon Barry

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Il Fornaio (America) Corporation. For that purpose, the undersigned hereby constitute and appoint Eastbourne Capital Management, L.L.C., a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 12, 2001

EASTBOURNE CAPITAL MANAGEMENT, L.L.C. By: \s\ Eric M. Sippel Eric M. Sippel Chief Operating Officer	BLACK BEAR OFFSHORE FUND LIMITED By: Eastbourne Capital Management, L.L.C. Attorney-in-Fact By: \s\ Eric M. Sippel Eric M. Sippel Chief Operating Officer
BLACK BEAR FUND I, L.P. By: Eastbourne Capital Management, L.L.C. General Partner By: \s\ Eric M. Sippel Eric M. Sippel Chief Operating Officer	\s\ Richard Jon Barry Richard Jon Barry